Exhibit 99.1

PRESS RELEASE For immediate distribution

BRP AND ITS PRINCIPAL SHAREHOLDER ANNOUNCE C$75,450,000

BOUGHT DEAL SECONDARY OFFERING

Valcourt, Quebec, October 15, 2020 – BRP Inc. (TSX:DOO; NASDAQ:DOOO) (“BRP” or the “Company”) announced today that Bain Capital Luxembourg Investments S.a r.l. in liquidation (“Bain” or the “Selling Shareholder”), and the Company have entered into an agreement with BMO Capital Markets to complete a secondary offering on a bought deal basis (the “Offering”). Under the agreement, BMO Capital Markets has agreed to purchase 1,000,000 subordinated voting shares of the Company at a purchase price of C$75.45 per subordinate voting share for total gross proceeds to the Selling Shareholder of C$75,450,000.

In connection with the Offering, the Company will file a preliminary prospectus supplement to its short form base shelf prospectus dated September 24, 2020. The preliminary prospectus supplement will be filed with the securities regulatory authorities in each of the provinces and territories of Canada as well as with the U.S. Securities and Exchange Commission (SEC) as part of a registration statement on Form F-10 under the U.S./Canada Multijurisdictional Disclosure System.

Bain currently holds 17,796,615 Multiple Voting Shares representing approximately 20.2% of the issued and outstanding Shares and approximately 33.6% of the voting power attached to all of the Shares. Following the closing of the Offering, Bain will hold 16,796,615 Multiple Voting Shares, representing approximately 19.1% of the issued and outstanding Shares and approximately 32.3% of the voting power attached to all of the Shares.

The net proceeds of the Offering will be paid directly to the Selling Shareholder. The Company will not receive any proceeds from the Offering.

BRP’s subordinate voting shares are listed on the Toronto Stock Exchange (TSX) and Nasdaq Global Select Market (NASDAQ) under the symbol “DOO” and “DOOO”, respectively.

The Offering is expected to close on or about October 21, 2020, subject to customary closing conditions.

The Offering is being made only by means of the prospectus supplement and the registration statement which contain important information about the Offering. When available, a copy of the preliminary prospectus supplement, and the prospectus supplement, can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and a copy of the registration statement can be found on EDGAR at www.sec.gov. When available, copies of the prospectus supplement relating to the Offering may be obtained upon request in Canada by contacting BMO Capital Markets, Brampton Distribution Centre c/o The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 by telephone at (905) 791-3151 Ext. 4312 or by email at torbramwarehouse@datagroup.ca, and in the United States by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 3 Times Square, 25th Floor, New York, NY 10036 (Attn: Equity Syndicate). Prospective investors should read the preliminary prospectus supplement and registration statement before making an investment decision.

No securities regulatory authority has either approved or disapproved the contents of this news release. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About BRP

We are a global leader in the world of powersports vehicles, propulsion systems and boats, built on over 75 years of ingenuity and intensive consumer focus. Our portfolio of industry-leading and distinctive products includes Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft, Can-Am on- and off-road vehicles, Alumacraft, Manitou, Quintrex, Stacer and Savage boats, Evinrude and Rotax marine propulsion systems as well as Rotax engines for karts, motorcycles and recreational aircraft. We complete our lines of products with a dedicated parts, accessories and apparel business to fully enhance the riding experience. With annual sales of CA$6.1 billion from over 120 countries, our global workforce is made up of approximately 12,600 driven, resourceful people.

Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Evinrude, Manitou, Alumacraft, Quintrex, Stacer, Savage and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements included in this press release are “forward-looking statements” within the meaning of Canadian and United States securities laws, including statements regarding the proposed offering and other statements that are not historical facts. Forward-looking statements are typically identified by the use of terminology such as “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases. Forward-looking statements, by their very nature, involve inherent risks and uncertainties and are based on a number of assumptions, and are subject to important risks and uncertainties, both general and specific, made by the Company in light of its experience and perception of historical trends. Forward-looking statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Completion of the proposed offering is subject to numerous factors, many of which are beyond BRP’s control, including but not limited to, the failure of customary closing conditions and other important factors disclosed previously and from time to time in BRP’s filings with the securities regulatory authorities in each of the provinces and territories of Canada and the United States. The forward-looking statements contained in this press release represent BRP’s expectations as of the date of this press release (or as of the date they are otherwise stated to be made), and are subject to change after such date. However, BRP disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

For information:

Elaine Arsenault	Philippe Deschênes
Senior Advisor, Media Relations	Investor Relations
Tel.: 514.238.3615	Tel.: 450.532.6462
media@brp.com	philippe.deschenes@brp.com

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